UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gin & Luck Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> June 9, 2017

Physical Address of Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Issuer:

www.ginandluck.com

Is there a co-issuer? _X_ *yes* __ *no.*

Name of Co-Issuer:

Gin & Luck CF SPV LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 11, 2023

Physical Address of Co-Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Co-Issuer:

None

Current Number of Employees: 152

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$11,846,120	$11,719,842
Cash & Cash Equivalents	$649,273	$39,035
Accounts Receivable	$904,390	$1,373,430
Short-term Debt	$5,469,541	$3,847,437
Long-term Debt	$4,265,325	$5,993,099
Revenues/Sales	$13,590,220	$14,511,172
Cost of Goods Sold	$2,960,256	$3,331,160
Taxes Paid	$0	$0
Net Income	$(2,827,565)	$(3,511,286)

* Reflects the consolidated financial results for the Company, Gin & Luck Inc., and subsidiaries, including the Co-Issuer, Gin & Luck CF SPV LLC, on a consolidated basis, for the periods noted. Financials for the Company are attached hereto as <u>Exhibit A</u> and made a part hereof.


April 30, 2025

FORM C-AR

Gin & Luck Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gin & Luck Inc., a Delaware corporation ("**Gin & Luck**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ginandluck.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in


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connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

SUMMARY

The following is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020, under the laws of the State of Delaware, and headquartered in Los Angeles, California.

The Company is located at 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065.

The Company's website is www.ginandluck.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's business is to create experiences and connect people through cocktail-anchored hospitality. Today, the Company operates four Death & Co branded bar locations, provides consulting, management, and hotel services in the food and beverage industry, and sells various products, such as ready-to-drink canned and bottled cocktails, bar-related products, Death & Co branded goods, and cocktail books. The Company conducts business and sells its products and services over the internet and through its brick-and-mortar establishments.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have suffered substantial losses for the fiscal year ending on December 31, 2024 and the fiscal year ending December 31, 2023.

We have sustained losses for the year ending on December 31, 2024 in the amount of $2,827,565, and have an accumulated deficit of $9,902,783 as of December 31, 2024. Likewise, we sustained losses for the year ending on December 31, 2023, in the amount of $3,511,286, and had an accumulated deficit of $7,075,218 as of December 31, 2023. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from the Offering and our ability to obtain additional capital financing and/or to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date. Although the Company anticipates the proceeds from its various securities offerings will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would materially and adversely affect the Securities.]

A majority of the company is owned by a small number of owners.

A small group of individuals and entities own the majority of the Company's voting stock. Further, these individuals will be able to choose four of the six members of the Company's Board of Directors. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners will have significant control over the Company's management and policies and may be able to exercise significant influence over matters requiring owner approval, including the approval of significant Company transactions. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquisition of the Company. This could in turn reduce the price potential acquirers are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer visit our locations or purchase our products and services. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer preferences. Due to our broad and diverse customer base, we must offer an array of products and services that appeal to a broad spectrum of consumer preferences. If we fail to accurately predict shifts in consumer preferences, to identify long-term trends, or to introduce new and improved products and services to cater to a wide variety of consumer preferences and trends, our sales could decline, which could materially and adversely affect our product sales, financial condition, and results of operations.

We rely on other companies to provide ingredients and services for our products and services.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate performance of our services or manufacture of our products, or from whom we acquire such items, do not provide services, products, or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our technology that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on David Kaplan and Alexander Day. The loss of our founders, or any executive officers, could harm the Company's business, financial condition, cash flow, and results of operations. This is no guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

By virtue of operating in the highly competitive hospitality industry, we face competition with respect to our locations and any products or services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars, both locally and worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

The Company's business plans will, in part, be affected by various operating risks that are common to the hotel and hospitality industry.

As explained further in the section herein titled '*The Company's Products and Services – Hotel Services*,' part of the Company's business plan involves acquisition, development and operation of hotels. The hotels acquired, developed and eventually operated by the Company (and any other hotel properties in which we may acquire an interest) are and will be subject to various risks common to the hotel and hospitality industry, many of which are beyond our control, including the following:

- Competition from other hotels and lodging alternatives, including Airbnb, HomeAway and VRBO;
- Development of new hotels in the cities and regions in which the hotels in which we have an interest are located, which could adversely affect occupancy rates and revenues;
- Dependence on business and commercial travelers and tourism;
- Consolidation in the hotel and hospitality industry;
- Increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- Increases in operating costs due to inflation, increasing labor costs and other factors that may not be offset by increased room rates;
- Changes in governmental laws and regulations, fiscal policies and zoning ordinances that may increase costs of compliance with laws and regulations, fiscal policies and ordinances;
- Adverse effects of international, national, regional and local economic and market conditions;
- Unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics such as COVID-19, civil unrest, political instability, regional hostilities, imposition of tax or surcharges by regulatory authorities,

travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, floods or fires; and

- Adverse effects of a downturn in the general hotel and hospitality industry.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, and local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state, and local levels. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to regulations promulgated by a variety of federal, state, and local regulatory authorities that govern the distribution of spirits, permitting, licensing, trade practices, advertising and marketing, distributor relationships, and various other matters. Our bars are subject to alcoholic beverage control regulations that require us to apply for licenses that must be renewed annually and that may be revoked or suspended for cause at any time. We are currently operating all of our bars with appropriate licenses. A failure to retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the Company's ability to obtain such a license or permit in other locations.

Additionally, the alcoholic beverage control regulations impact numerous aspects of our bars' daily operations, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, and alcoholic beverage storage and dispensation. Our failure to comply with such laws and regulations may cause regulatory authorities, such as the Alcohol and Tobacco Tax and Trade Bureau, to assess additional taxes, interest, or penalties, to impose significant fines, or to revoke our licenses or permits, thereby restricting our ability to conduct business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

As a growing company, we are still building out our accounting practices and internal controls, which are necessary for us to provide reliable financial reports. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over potential policy changes under the new administration, can have a significant adverse effect on the business and revenue of the Company.

Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic and economic disturbances surrounding policy shifts and regulatory changes implemented by the Trump administration, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would weaken consumer discretionary spending, which could influence off-premises dining, customer traffic in our restaurants, and the average bill amount, which in turn could have a material impact on our financial performance. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence customer traffic in our restaurants and the average bill amount, thereby potentially having a further material impact on our financial performance.

Our business is currently concentrated in a few geographic areas, and issues impacting those areas may have a material adverse effect on our business.

Our financial performance is dependent on the performance of our Death & Co bars located in New York, Denver, California, and Washington DC. As a result, adverse economic conditions in any of these geographic areas could have a material adverse effect on our overall results of operations. Unpredictable government regulations may make it difficult to plan for some of our operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather, or natural or man-made disasters could have a negative effect on our business.

BUSINESS

Description of the Business

Gin & Luck Inc. is a corporation formed in Delaware on October 8, 2020, and headquartered in Los Angeles, California. The Company converted from a Delaware limited liability company known as Gin & Luck LLC and was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC. The Company was originally formed as a Delaware limited liability company named Gin & Luck Opportunity Fund LLC on June 9, 2017 under the name Gin & Luck Opportunity Fund LLC, though the name was subsequently changed to Gin & Luck LLC on August 16, 2017. The Company is a cocktail-focused hospitality group that aims to create experiences and connect people through cocktail-anchored hospitality.

Gin & Luck creates and operates cocktail-driven food and beverage destinations across North America and provides bar-focused consulting services to companies in the hospitality and entertainment industries. The Company also provides food and beverage management services and is pursuing projects to acquire, develop, and operate hotels that incorporate their food and beverage expertise. Gin & Luck also sells bar-related products, Death & Co branded goods and cocktail books to consumers, and distributes its line of canned ready-to-drink cocktails for both on- and off-premise consumption.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
Proprietors, LLC	California	January 5, 2012	Food & beverage/hospitality consulting	100%
G&L Hotel Holdings LLC	Delaware	November 13, 2020	Hotel joint venture holding company	100%
Midnight Auteur, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
M/A Capital Ventures, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
MA-LR SAVANNAH VENTURE LLC	Delaware	September 29, 2023	Hotel joint venture holding company	12.5%
M/A Capital Ventures - Savannah, LLC	Colorado	February 8, 2022	Hotel joint venture holding company	12.5%
Death & Co Denver LLC	New York	June 3, 2016	Owns and operates Death & Co Denver location	100%

Death & Co East Village LLC	Delaware	August 10, 2018	Owns and operates Death & Co New York City location	100%
Death & Co LA LLC	California	November 4, 2016	Owns and operates Death & Co Los Angeles location	100%
Death & Co DC LLC	Delaware	February 2, 2022	Owns and operates Death & Co Washington D.C. location	100%
Death & Co Proprietors, LLC	New York	November 13, 2007	Intellectual Property Holding Company	100%
Little Co Atlanta LLC	Delaware	November 11, 2022	Owns and operates the yet to be opened "Close Company" Atlanta location	100%
Close Company Nashville LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Close Company" Nashville location	100%
Death & Co Seattle LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Death & Co" Seattle location	100%

The Company's Products and/or Services

Brick & Mortar

The Company builds out, opens, and operates leased spaces to create cocktail-driven food and beverage destination in major markets. As of December 31, 2024, the Company operates the following four Death & Co branded locations: Washington D.C., New York City, Denver, and Los Angeles.

B to B Consulting

The Company owns and operates Proprietors LLC ("**Proprietors**"), which functioned as a B-to-B consulting company focusing on bar programs for opening bars, restaurants, hotels, theatres and more. Proprietors consulting has been wound down to focus on company owned growth. Proprietors now only has one open licensing contract, discussed in more detail below under "*Licensing.*"

Management Services

The Company provides food and beverage management services, creating new bar concepts and opening and operating them. Ownership groups contract with the Company to create and/or run food and beverage operations, inclusive of design direction, opening logistics, training, and offerings programming for a set period of time (between five and ten years).

Licensing

The Company, through Proprietors, currently licenses the mark "Spirit & Bell" and "Spirit & Bell by D&C" to SSP America, Inc., which operates a bar / restaurant in the LaGuardia airport and pays the Company a 4% licensing fee.

The Company currently licenses its intellectual property to AVC OPERATIONS PTY LIMITED and QUEENSLAND VENUE CO PTY LTD, each an Australian proprietary company, for the purposes of collaborating on the operation and development of bars in Australia. The licensees must pay the Company an annual license fee equal to 15% or 20% of qualifying revenue. Additionally, the licensees must pay the Company a one-time development fee of $200,000 for the first bar, $150,000 for the second bar, and at least $150,000 for each additional bar developed under the consulting and license agreement.

The Company currently licenses the mark "Close Company" to VENETIAN LAS VEGAS GAMING, LLC, a Nevada limited liability, which operates "The Venetian" hotel and casino in Las Vegas, and pays the company a $100,000 one-time development fee, and an on-going licensing fee equal to 5% of qualifying revenue.

Hotel Services

Under the common name of "Midnight Auteur," the Company pursues hotel projects in partnership with Ryan Diggins of The Ramble and his company Gravitas. The endeavor has two key parts: the real estate acquisition of the hotel property as an investment, of which the goal is an eventual sale; and then the management contract for that hotel property. The Company has two Midnight Auteur projects in process. The first venue is in Savannah, Georgia, which will be developed into a 44-room hotel with three food and beverage outlets. The other in Bozeman, Montana, with 80 to 88 rooms and two food and beverage outlets.

Ready-to-Drink Beverages

Death & Co Proprietors, LLC has a Licensed & Formulation Consulting Agreement for a line of Death & Co ready-to-drink canned and bottled cocktails currently in distribution for both on- and off-premise consumption.

Retail Market

Gin & Luck Inc. operates DeathandCompanyMarket.com, an online retail shop for bar-related products and Death & Co branded goods.

Books

The Company, along with co-author Nicholas Fauchald, has published three books. The most recently published book is the second book with the Death & Co brand, and the first that is owned by the Company. The Company does not own the rights to the previous two books; however, those books have helped increase its brand awareness. They are: *Death & Co: Modern Classic Cocktails* and *Cocktail Codex: Fundamentals, Formulas, Evolutions*.

Competition

The industries and markets in which we operate are highly competitive. Currently, we face competition in the food and beverage industry, the hotel industry, the online e-commerce industry, and the food and beverage consulting services industry. Our products and services compete against similar products and services of many large and small companies, including well-known local and global competitors.

Destinations: We face competition from other restaurants and bars in the areas that we serve. Among our competitors are several other companies focused on becoming nation cocktail groups, including BarLab Hospitality Group, Employees Only, Nomad Bars, Dead Rabbit and Attaboy.

Customer Base

The majority of our customer base is through our Death & Co brick & mortar destinations. Our brick & mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. Our target customers travel extensively, have a mid- to high-level of disposable income and seek out new experiences regularly. The Company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, the Company's demographics have often skewed into the sixties and seventies.

Supply Chain

Although the Company is dependent upon certain third-party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third-party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled "*Risk Factors*" for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 3870825	DEATH & CO	Standard Character Mark	Aug. 09, 2007	Nov. 02, 2010	US
Reg. No. 6090097	DEATH & CO MARKET	Standard Character Mark	Nov. 29, 2019	Jun. 30, 2020	US
Reg. No. 6085460	COAT OF ARMS LOGO MARK	Illustration w/o Words, Letters, or Numbers	Nov. 29, 2019	Jun. 23, 2020	US
Reg. No. 6646676	DEATH & CO	Standard Character Mark	Jul. 10, 2018	Feb. 15, 2022	US
Reg. No. 6629699	DEATH & CO	Standard Character Mark	Nov. 29, 2019	Jan. 25, 2022	US

Reg. No. 7293802	SPIRIT & BELL	Standard Character Mark	Jan. 04, 2023	January 30, 2024	US
Reg. No. TMA1050633	DEATH & CO	Standard Character Mark	Aug. 22, 2016	Aug. 22, 2019	CA
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	July 8, 2019	July 8, 2019 (NB. File & Reg date same)	WIPO/ Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	July 9, 2020	EU via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	Sep. 10, 2020`	UK via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	April 1, 2021	Dec. 9, 2021	MX via Madrid
Serial No. 98425427	Close Company	Standard Character Mark	February 28, 2024	Pending	US

In addition, the Company owns the following domain names:

- www.ginandluck.com
- www.deathandcompany.com
- www.deathandcompanymarket.com
- www.closecompanybar.com

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau and state liquor authorities. These laws and regulations are subject to change.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Litigation

Sheyenne Martinez v. Death & Co Denver LLC- Discrimination complaint filed through the U.S. Equal Employment Opportunity Commission ("**EEOC**"). The Company is represented by Danielle Urban of Fisher & Phillips LLP. A rebuttal response was submitted, and no further communication has been received. On March 12, 2025, the EEOC issued a Dismissal and Notice of Rights, terminating its processing of the charge. The claimant has 90 days from receipt of the notice to file a lawsuit; no filing has been made to date.

Marc Rizzuto v. Death & Co East Village LLC – Labor complaint filed with the National Labor Relations Board ("**NLRB**"), currently active. The Company is represented by Craig R. Benson of Littler Mendelson P.C. The case remains open with the NLRB, though no further correspondence has occurred since the initial filing.

Jason Epsin v. Death & Co. LA LLC – Wrongful termination complaint, currently active. A settlement agreement for $7,500 has been reached, but the complainant's counsel has not responded to multiple contact attempts. The Company is represented by Philip Azzara of Fisher & Phillips LLP. As of February 24, 2025, no further correspondence has been received from Mr. Epsin's attorneys.

Other

The Company's principal address is 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065.

The Company's principal place of business is in Los Angeles, California.

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three Years	Education
David Kaplan	Director, Chief Executive Officer	Director, Officer and Co-Founder at the Company October 2018- Present	Bachelor of Fine Arts, Rochester Institute of Technology, 2004
Alex Day	Director, Chief Operating Officer	Director, Officer, and Co-Founder at the Company	Bachelors of Arts, New York University 2006
Ravi Lalchandani	Director	Director at the Company; CEO of Overthrow Hospitality, President at BEAST Foundation	Bachelor of Fine Arts, University of Colorado 1997

Leland O'Connor	Director	Director at the Company; Director at FemmyCycle; Managing partner at City Line Advisors; Senior Vice President of AR Capital	Bachelor of Arts, Johns Hopkins University 2011
William Spurgeon	Director	Director at the Company; Executive Vice President of Fuel Sales and Marketing as Motiva Enterprises LLC	Bachelor of Science in Finance, University of Colorado, 1988

Indemnification

Indemnification is authorized by the Company to managers, officers, directors or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 152 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 38,438,889 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 34,345,667 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 3,025,002 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and 1,068,220 shares with the par value of $0.0001 per share shall be a separate class designated as Class C Common Stock ("**Class C Common Stock**"), and (ii) 17,290,991 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**") of which 3,061,653 shares with the par value of $0.0001 per share shall be a separate class designated as Series A Preferred Stock ("**Series A Preferred Stock**"), and 6,847,022 shares with the par value of $0.0001 per share shall be a separate class designated as Series B Preferred Stock ("**Series B Preferred Stock**"), 6,628,221 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-1 Preferred Stock ("**Series C-1 Preferred Stock**"), and 754,095 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-2 Preferred Stock ("**Series C-2 Preferred Stock**") (the Preferred Stock, together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C, 9,999,999 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 1,068,220 shares of Class C Common Stock, 3,061,653 shares of Series A Preferred Stock, 6,847,022 shares of Series B Preferred Stock, 2,592,766 shares of Series C-1 Preferred Stock, and 754,095 shares of Series C-2 Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,999,999
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	3,025,002
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class C Common Stock
Amount Outstanding	1,068,220
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Series A Preferred Stock
Amount Outstanding	3,061,653
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.8791 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series B Preferred Stock
Amount Outstanding	6,847,022
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.9093 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series C-1 Preferred Stock
Amount Outstanding	2,592,766
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series C Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $1.81044 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions.

Type	Series C-2 Preferred Stock
Amount Outstanding	754,095
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series C Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $1.50260 per share; (b) Right to receive dividends when declared;

	(c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	100,000
Voting Rights	The holder of the warrant is not entitled to vote.
Anti-Dilution Rights	Yes.
Material Terms	Exercise price is $0.01/share of Class A Common Stock. Exercise period is December 18, 2023 to December 18, 2028.

Outstanding Debt

In addition to trade payables and other short-term debt incurred in the ordinary course of business, such as credit cards, the Company has the following outstanding debt obligations:

On February 26, 2025, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $200,000 (the "**2025 DK Promissory Note #2**"). The 2025 DK Promissory Note #2 bears an interest rate of 12% per annum with an initial maturity date of September 30, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On February 11, 2025, the Company was issued a Business Line of Credit Loan from American Express National Bank (the "**AMEX Loan #2**") in the aggregate amount of $60,200. The AMEX

Loan #2 bears an APR of 16.50% and a one year maturity date, with payments on a monthly basis. The AMEX Loan #2 may be repaid at any time prior to maturity with no repayment penalties.

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $350,000 (the "**2025 R&L Kaplan Promissory Note**"). The 2025 R&L Kaplan Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of May 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On January 16, 2025, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $350,000 (the "**2025 DK Promissory Note #1**"). The 2025 DK Promissory Note #1 bears an interest rate of 6.397% per annum with an initial maturity date of May 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On or about September 26, 2024, the Company entered into a Promissory Note with William J. Schlacks IV in the principal amount of $300,000 ("**W. Schlacks Note**"). The W. Schlacks Note accrues interest at a rate of 12% and is repaid in equal monthly installments until fully paid on June 28, 2026. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about August 29, 2024, the Company executed a Revenue Purchase Agreement with Black Olive Capital LLC for the purchased $516,000 worth of revenue from the Company for $400,000 ("**Black Olive Rev Purchase**"). The Black Olive Rev Purchase will be paid in weekly remittances of $7,908.05. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital ("**East Village Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co East Village LLC's point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital ("**Los Angeles Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co LA LLC's point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital ("**DC Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co DC LLC's point of sale system. The DC Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $285,000 from Lightspeed Capital ("**DC Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co DC LLC's point of sale system. The DC Cash Advance accrues interest at an annual rate of 14%.

Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On February 14, 2024, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $750,000 (the "**DK Promissory Note**"). The DK Promissory Note bears an interest rate of 6.397% per annum and a maturity date of December 31, 2024. The Maturity Date has subsequently been extended until May 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about July 24, 2023, William Spurgeon, a director on the Company's Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the "**WS Promissory Note**"). The WS Promissory Note bears an interest rate of 9% per annum, compounding annually, principal and all accrued interest due and payable in one lump sum at the earlier of (i) three calendar years from the date of issuance, or (ii) at the occurrence of the next financing round in which the Company raises proceeds of at least $2,000,000 by sale of any security(ies). The Maturity Date has subsequently been extended until May 1, 2025

In December 2023, the Company executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $500,000 (the "**December 2023 Promissory Note**"). The December 2023 Promissory Note bears an interest rate of 12% per annum, with equal payments of principal and interest due and payable beginning March 18, 2024 and continuing until December 18, 2024. On or about September 26, 2024, after substantial repayment of the December 2023 Promissory note, the principal amount of the December 2023 Promissory Note was increased from $261,415.73 to $350,000 and the loan was refinanced ("**Refinanced Premiere Promissory Note**"). The Refinances Premiere Promissory Note bears an interest rate of 12% per annum, compounding annually, with principal and interest paid in equal monthly installments such that the full balance will be paid off by June 28, 2026

In May 2023, the Company entered into a Credit Purchase Agreement (the "**Credit Purchase Agreement**") for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. Subsequently, on February 12, 2025, the Company amended the Credit Purchase Agreement (the "**1st Amendment to Credit Purchase Agreement**") to allow for the additional purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Subject to certain conditions, the Company agreed to sell a tranche of $200,000 of credit certificates at a purchase price of $100,000. To date, $1,100,000 worth of credit certificates have been purchased, for a total of $550,000 received by the Company.

In June 2023, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer and Jenna Gerbino, in their joint capacity, made a loan to the Company in the amount of $120,000 (the "**DK & JG Promissory Note**"). The DK & JG Promissory Note originally bore an 8% interest rate for the duration of the loan, which was to be due and payable two calendar months from its date of issuance. The DK & JG Promissory Note was subsequently amended in November 2023, to provide that interest shall have accrued at a rate of 8% until October 31, 2023, that after October 31, 2023 the interest rate shall increase to 12%, and that the principal and interest on such loan was due and payable on April 30, 2024.

In December 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the "**AMEX Loan**") in the aggregate amount of $115,000. The AMEX Loan bears a monthly interest rate of 9% and a one year maturity date, payable on a monthly basis.

The AMEX Loan may be repaid at any time prior to maturity with no repayment penalties.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the "**April 2022 Promissory Note**"). The April 2022 Promissory Note bears an interest rate of 4.5% per annum, payable in thirty-six equal, blended monthly payments of principal and interest and a maturity date of September 1, 2025. Monthly payments began on September 1, 2022.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, guarantying payment of a promissory note in the amount of $50,000 which was entered into between G&L Maine LLC, a subsidiary of the Company, and Little Giant, LLC (the "**Little Giant Note**"). The Little Giant Note was entered into in connection with and as partial payment for that certain Asset Purchase Agreement, dated October 7, 2021, entered into between G&L Maine LLC and Little Giant, LLC. The Little Giant Note bears an interest rate of 4.5% per annum and a maturity date of February 3, 2027.

During August and September 2020, the Company's subsidiaries were issued loans from the U.S. Small Business Administration ("**SBA**") in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans ("**EIDL**") Program of the CARES Act, under the following terms:

(i)   On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii)   On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii)   On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock *	$2,192,499.14 **	2,494,027	Working capital, general expenses, infrastructure	November 9, 2018	Regulation D, Rule 506(c); Section 4(a)(6)
Series A Preferred Stock *	$500,000.45 ***	568,764	Working capital, general expenses, infrastructure	July 24, 2019	Regulation D, Rule 506(b)
Series B Preferred Stock	$5,999,276.88	6,597,686	Working capital, general expenses, infrastructure	September 2021 – March 2022	Regulation A
Series B Preferred Stock	$226,721.22	249,336	Working capital, general expenses, infrastructure	July 2022 – September 2023	Regulation D, Rule 506(b)
Series C-1 Preferred Stock	$1,273,603.31 +	646,621	Brick and mortar, working capital, offering expenses, staffing	April 2024 – May 2024	Section 4(a)(6)
Series C-2 Preferred Stock	$1,133,103.15	754,095	Brick and mortar, working capital, offering expenses, staffing	May 2024	Section 3(a)(9)

Series C-1 Preferred Stock	$54,939.56	36,563	Brick and mortar, working capital, offering expenses, staffing	May 2024	Section 3(a)(9)
Series C-1 Preferred Stock	$928,973.45 ^	508,452	Brick and mortar, working capital, offering expenses, staffing	April 2024 – November 2024	Regulation D, Rule 506(c)
Series C-1 Preferred Stock	$828,333.83 §	457,643	Brick and mortar, working capital, offering expenses, staffing	July 2024 – October 2024	Section 4(a)(6)
Series C-1 Preferred Stock	$1,706,610.00	943,487	Brick and mortar, working capital, offering expenses, staffing	January 2025 - Present	Regulation A

* Prior to conversion, these shares were issued as Series A Preferred Units issued by Gin & Luck LLC, subject to its operating agreement.
** Reflects a total raise amount of $2,020,025.93, plus an additional $172,473.21 to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round, and an additional $1,250 to Bryn Mawr Trust Co., which Bryn Mawr Trust Co. received as compensation for acting as escrow agent in the round.
*** Reflects a total raise amount of $500,000.45, less a commission of $37,500 paid to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.
+ Reflects a total raise amount of $1,170,668.52, less a commission of $102,934.79 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $1,170,668.52 includes a true-up amount of $284.51, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation CF.
^ Reflects a total raise amount of $928,973.45, less a commission of $26,497.61 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $928,973.45 includes a true-up amount of

$218.1608, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation D.

§ Reflects a total raise amount of $828,333.83, less a commission of $62,577.00 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $828,333.83 includes a true-up amount of $201.36292, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation CF.

Ownership

The table below lists the beneficial owners of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power) +
David Kaplan	2,936,293 shares of Class A Common Stock	11.083% *
Alexander Day	1,674,985 shares of Class A Common Stock 1,707,035 shares of Class B Common Stock	12.766% *
Ravi Lalchandani	1,892,156 shares of Class A Common Stock 903,570 shares of Class B Common Stock	10.553% *

+ The number of outstanding voting equity securities includes an unexercised warrant entitling the holder to purchase 100,000 shares of the Company's Class A Common Stock.
* The percentages indicated are calculated based on each identified shareholder's direct and indirect ownership of voting securities of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2024, the Company had an aggregate of $649,273 in cash and cash equivalents. As of December 31, 2023, the Company had an aggregate of $39,035 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Company's recent Regulation Crowdfunding offerings are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*" in the offerings' Form Cs, which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

We anticipate the Company will be able to operate for two years, based on a monthly burn rate of $117,621 as of the date of this Form C-AR for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses.

Capital Expenditures and Other Obligations

The Company intends to make the following material expenditures in the near future:

- Approximately $1,730,000 on our expansion plans through the opening of two new Close Company locations in Nashville and Atlanta.
- Approximately $250,000 toward the opening of Death & Co Seattle.
- Approximately $200,000 towards the Company's final contributions for its launch of the Midnight Auteur hotel in Savannah, Georgia.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons:

As of December 31, 2024, accounts payable includes a total of $74,627.55 due to The Ramble Hotel in which the Death & Co Denver company operates. This includes: $13,564.62 for repairs, maintenance, utilities and other recurring shared expenses, $31,478.31 for November and December sales percentage rent, $29,584.62 for November and December event commission rent.

As of December 31, 2024, accounts receivable includes a total of $177,452.06 due from The Ramble Hotel in which the Death & Co Denver company operates. This includes: $28,886.56 for guest room charges, $1,418.06 for an RNDC, event and $150,768.02 for December 2024 events.

In July 2023 2023, the Company made the WS Promissory Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In January 2025, the Company made the 2025 DK Promissory Note #1 in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In January 2025, the Company made the 2025 R&L Kaplan Promissory Note in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2025, the Company made the 2025 DK Promissory Note #2 in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Furthermore, I, David Kaplan, certify that the consolidated financial statements of Gin & Luck Inc. and Gin & Luck CF SPV LLC included in this Form C-AR are true and complete in all material respects.

/s/ David Kaplan
(Signature)

David Kaplan
(Name)

Director and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Kaplan
(Signature)

David Kaplan
(Name)

Director and Chief Executive Officer
(Title)

April 30, 2025
(Date)

[Signature page to Gin & Luck Inc. Form C-AR]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alexander Day
(Signature)

Alexander Day
(Name)

Director and Chief Operating Officer
(Title)

April 30, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Day
(Signature)

Alexander Day
(Name)

Director and Chief Operating Officer
(Title)

April 30, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ravi Lalchandani
(Signature)

Ravi Lalchandani
(Name)

Director
(Title)

April 30, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ravi Lalchandani
(Signature)

Ravi Lalchandani
(Name)

Director
(Title)

April 30, 2025
(Date)

[Signature page to Gin & Luck Inc. Form C-AR]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Leland O'Connor
_____
(Signature)

Leland O'Connor
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leland O'Connor
_____
(Signature)

Leland O'Connor
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ William Spurgeon
(Signature)

William Spurgeon
(Name)

Director
(Title)

April 30, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Spurgeon
(Signature)

William Spurgeon
(Name)

Director
(Title)

April 30, 2025
(Date)

[Signature page to Gin & Luck Inc. Form C-AR]

EXHIBIT A

Company Consolidated Financial Statements

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

| | December 31, | |
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 649,273	$ 39,035
Accounts receivable, net	904,390	1,373,430
Inventories, net	510,264	576,200
Prepaid expenses	493,460	340,860
Total current assets	**2,557,387**	**2,329,525**
Property and equipment, net	2,812,831	2,850,236
Intangible assets, net	182,441	355,336
Right of use asset	3,853,076	4,322,550
Deposits	631,823	360,619
Investments in joint ventures	1,808,562	1,501,576
TOTAL ASSETS	**$ 11,846,120**	**$ 11,719,842**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,110,698	$ 913,672
Accrued expenses and other current liabilities	724,299	646,545
Current portion of long-term debt	2,060,891	1,004,100
Lease liability, current portion	674,152	722,569
Deferred revenue	531,250	-
Note payable, current	368,252	560,551
Total current liabilities	**5,469,541**	**3,847,437**
Long-term debt, net of current portion	300,862	421,214
Note payable, net of current portion	312,983	303,966
Convertible note payable	-	1,248,715
Lease liability, net of current portion	3,651,479	4,019,204
TOTAL LIABILITIES	**9,734,866**	**9,840,536**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value:		
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	306	306
Series B preferred stock: 6,847,022 shares authorized, issued and outstanding as of December 31, 2024 and 2023	685	685
Series C-1 preferred stock: 6,628,221 shares authorized; 646,621 and 0 shares issued and outstanding as of December 31, 2024 and 2023 respectively	104	-
Series C-2 preferred stock: 754,095 shares authorized; 754,095 and 0 shares issued and outstanding as of December 31, 2024 and 2023	75	-
Common stock, $.0001 par value:		
Class A common stock: 34,345,667 shares authorized, 9,999,999 issued and outstanding as of both December 31, 2024 and 2023	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	107	107
Additional paid-in capital	12,011,457	8,952,123
Accumulated deficit	(9,902,783)	(7,075,218)
TOTAL STOCKHOLDERS' EQUITY	**2,111,254**	**1,879,306**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 11,846,120**	**$ 11,719,842**

The accompanying notes are an integral part of these consolidated financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
Net revenues	$ 13,590,220	$ 14,511,172
Cost of net revenues	2,960,256	3,331,160
Gross profit	**10,629,964**	**11,180,012**
Operating expenses:		
Salaries, wages and benefits	7,347,078	7,559,177
Occupancy expenses	1,456,397	1,702,755
Operating expenses	4,252,993	4,604,459
Total operating expenses	**13,056,468**	**13,866,391**
Loss from operations	**(2,426,504)**	**(2,686,379)**
Other income (expense):		
Loan forgiveness income/ (loss)	-	(2,002)
Interest expense	(550,070)	(172,307)
Loss on asset disposal	-	(427,807)
Change in fair value of convertible notes	150,671	(176,000)
Other income (expense)	(1,662)	(46,791)
Total other income (expense)	**(401,061)**	**(824,907)**
Net loss before income taxes	**(2,827,565)**	**(3,511,286)**
Provision for income taxes	-	-
Net loss	**$ (2,827,565)**	**$ (3,511,286)**
Net income (loss) per common share - basic & diluted	$ (0.20)	$ (0.25)
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219

The accompanying notes are an integral part of these consolidated financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

| | Preferred Stock | | | | | | | | Common Stock | | | | | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
| | Series A | | Series B | | Series C-1 | | Series C-2 | | Class A | | Class B | | Class C | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2022	3,061,653	$ 306	6,847,022	$ 685	-	$ -	-	$ -	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 9,057,850	$ (3,563,932)	$ 5,496,319
Equity issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(167,509)	-	(167,509)
Warrants issued with promissory notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	61,782	-	61,782
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,511,286)	(3,511,286)
Balances at December 31, 2023	3,061,653	$ 306	6,847,022	$ 685	-	$ -	-	$ -	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 8,952,123	$ (7,075,218)	$ 1,879,306
Issued for cash, net of offering costs	-	-	-	-	1,000,084	100	-	-	-	-	-	-	-	-	1,772,671	-	1,772,771
Preferred stock C-1 issued for conversion of convertible Note	-	-	-	-	36,563	4	-	-	-	-	-	-	-	-	54,936	-	54,940
Preferred stock C-2 issued for conversion of convertible Note	-	-	-	-	-	-	754,095	75	-	-	-	-	-	-	1,133,029	-	1,133,104
Warrants issued with promissory notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98,698	-	98,698
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,827,565)	(2,827,565)
Balances at December 31, 2024	3,061,653	$ 306	6,847,022	$ 685	1,036,647	$ 104	754,095	$ 75	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$12,011,457	$ (9,902,783)	$ 2,111,254

The accompanying notes are an integral part of these consolidated financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (2,827,565)	$ (3,511,286)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	380,312	534,503
Impairment of intangible assets	164,205	-
Amortisation of debt discount	76,770	-
Non-cash lease expense	67,658	120,671
Interest on convertible note	90,000	-
Change in fair value of convertible notes	(150,671)	176,000
Loan forgiveness income/(loss)	-	2,002
Loss on asset disposal	-	427,807
Changes in operating assets and liabilities:		
Accounts receivable	469,040	21,630
Inventory	65,936	(34,248)
Prepaid expenses and other current assets	(152,600)	(191,448)
Deposits	(271,204)	(26,964)
Accounts payable	197,026	435,862
Accrued expenses and other current liabilities	77,754	25,232
Deferred revenue	531,250	-
Lease liabilities	(14,326)	(10,746)
Net cash used in operating activities	**(1,296,415)**	**(2,030,985)**
Cash flows from investing activities:		
Purchase of property & equipment & intangibles	(332,019)	(1,400,092)
Purchase of intangible assets	(2,198)	(43,737)
Investments in joint ventures	(306,986)	(300,000)
Net cash (used in) provided by investing activities	**(641,203)**	**(1,743,829)**
Cash flows from financing activities:		
Proceeds from long-term debt	1,020,149	623,053
Proceeds from note payable	-	926,299
Repayment of note payable	(245,064)	-
Proceeds from convertible note payable	-	1,072,715
Equity issuance costs	-	(167,509)
Proceeds from sale of preferred stock	1,772,771	-
Net cash provided by financing activities	**2,547,856**	**2,454,558**
Net change in cash and cash equivalents	610,238	(1,320,256)
Cash and cash equivalents at beginning of year	39,035	1,359,291
Cash and cash equivalents at end of year	**$ 649,273**	**$ 39,035**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 179,823
Supplemental disclosure of non-cash investing and financing activities:		
Warrants issued with promissory notes	$ 98,698	$ 61,782
Conversion of convertible Note into Preferred stock Series C-2	$ 1,133,104	$ -
Conversion of convertible Note into Preferred stock Series C-1	$ 54,940	$ -

The accompanying notes are an integral part of these consolidated financial statements.